

May 29, 2014

<u>Via E-mail</u>:
Joseph A. Chlapaty
Chairman, President & Chief Executive Officer
Advanced Drainage Systems, Inc.
4640 Trueman Boulevard
Hilliard, OH 43026

> **Re: Advanced Drainage Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2014**
> **File No. 333-194980**

Dear Mr. Chlapaty:

We have reviewed the amendment to your registration statement and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>

<u>Results of Operations, page 60</u>
<u>Fiscal Year Ended March 31, 2014 Compared with Fiscal Year Ended March 31, 2013, page 60</u>

1.   We note your response to comment 20 in our letter dated April 29, 2014. Please elaborate why you were unable to pass through virgin raw material costs for your fiscal year ending March 31, 2014.

<u>Business, page 88</u>
<u>Manufacturing Process, page 102</u>

2.   We have read the supplemental materials that you provided in response to comment 27 in our letter dated April 29, 2014. As previously requested, please revise your filing to include your production capacity utilization as a percentage of total capacity for the fiscal periods presented in your document.

Executive Compensation, page 118

Payout Awards for Fiscal Year 2014, page 124

3. We note your response to comment 29 in our letter dated April 29, 2014. Please disclose the EBITDA and average debt balance achieved in fiscal year 2014.

Potential Payment upon Termination or Change in Control, page 132

4. Compensation information related to potential payment to named executive officers upon termination or change in control is required information that may not be omitted under Rule 430A. Please include all payment information related to termination or change in control in your next amendment.

Principal and Selling Stockholders, page 138

5. Please include the number of shares and percentage of shares owned by each beneficial owner *before* the offering in your principal and selling stockholders table on page 139.

Financial Statements

Background and Summary of Significant Accounting Policies
Inventories, page F-11

6. Please quantify and disclose the amount of fixed manufacturing overheads you have expensed as a result of excess capacity for each period presented.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Kevin Stertzel, Staff Accountant at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Stephen C. Mahon (*Via E-mail*)
        Squire Sanders LLP